EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or other jurisdiction of organization	Percentage of voting securities owned by its immediate parent at September 30, 2011

Sevcon USA, Inc.	Delaware	100%

Sevcon Ltd.	United Kingdom	100%

Industrial Capacitors (Wrexham) Ltd.	United Kingdom	100% (A)

Sevcon SAS	France	100%

Sevcon Asia Limited	South Korea	100%

Sevcon Japan KK	Japan	100%

(A) Owned by Sevcon Ltd.